

Mail Stop 3720

May 15, 2006

Jeff Jenson
President
Lentec Imaging, Inc.
1348 East 3300 South, #202
Salt Lake City, UT 84106

> **RE: Lentec Imaging, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 24, 2006**
> **File No. 0-15579**

Dear Mr. Jenson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

Purpose and Effect of the Actions, page 4

1. Please provide support for your statement that it is "generally expected that a reverse split will result in a proportionate increase in the market price of the split shares . . .." In this regard, please provide more specific disclosure regarding the factors that could impact your stock price. For example, you refer to "lack of trading in [your] shares" but please disclose the market where your stock trades and provide specific disclosure regarding the "relative level of liquidity" in your shares. As another example, please disclose your financial results and how your

results could impact your stock price. Please provide sufficient additional information so that investors can better assess the likelihood that "any price increase will be sustained."

Reasons for the Change of Corporate Domicile to Nevada, page 5

2.   In your response to this comment letter, please confirm that you have no current plans to use the newly authorized shares referenced in your preliminary information statement to further the acquisition of another company by RTO Holdings. We note your statement that by changing the name of the company to RTO Holdings, "management believes the Company will appear more attractive to the potential acquisition candidate."

Potential Change in Control Transaction, page 6

3.   Please expand this section to provide more details about the reverse acquisition of Lentec Imaging by RTO Holdings. Summarize Lentec's former business operations and clarify that the company is essentially a shell company, with zero assets, zero liabilities, and a net loss as of December 31, 2005. Furthermore, discuss the nature and extent of RTO Holdings' current and future operations, including an expanded summary of RTO Holdings' plans to pursue future mergers or acquisitions. If true, clarify that RTO Holdings will function as a public shell into which a private company will merge.

*   *   *   *

As appropriate, please amend your filing and respond to our comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Derek Swanson, Staff Attorney, at (202) 551-3366, Al Pappas, Senior Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Cletha Walstrand
       Via Facsimile: (801) 295-3458